UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

David E. Schmidt, Esq.

Much Shelist, P.C.

191 N. Wacker Drive, Suite 1800

Chicago, IL 60606

Phone: (312) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 2 of 25 pages

1		NAME OF REPORTING PERSON Norton Shapiro 2008 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,019(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,019(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the co-trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 3 of 25 pages

1		NAME OF REPORTING PERSON Norton Shapiro Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,277(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,277(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,277(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 3,277 shares of Class A Common Stock held by the Norton Shapiro Revocable Trust. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1%, based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 4 of 25 pages

1		NAME OF REPORTING PERSON Norton Shapiro Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1% based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 5 of 25 pages

1		NAME OF REPORTING PERSON NSF Investment Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,424(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,424(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,424(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,424 shares of Class A Common Stock held by NSF Investment Partnership. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Richard Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 462,699 shares of Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 6 of 25 pages

1		NAME OF REPORTING PERSON Richard Horwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,201(1)
	8	SHARED VOTING POWER 116,019(2)
	9	SOLE DISPOSITIVE POWER 139,201(1)
	10	SHARED DISPOSITIVE POWER 116,019(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,220(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, and (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Mr. Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(3) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership; and (iv) 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 596,168 shares of Class B Common Stock, or 5.1% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 7 of 25 pages

1		NAME OF REPORTING PERSON Cheryl Kreiter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,019(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 116,019(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood and trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 8 of 25 pages

1		NAME OF REPORTING PERSON Nathan Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,921(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 217,921(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,921(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 173,062 shares of Class A Common Stock held by NS (Florida) Associates Inc., and (iii) 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 468,750 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 9 of 25 pages

1		NAME OF REPORTING PERSON Nathan Shapiro Revocable Trust Dated 10/7/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,166(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 274,166 shares of Class A Common Stock held by Nathan Shapiro Revocable Trust Dated 10/7/87. Steven A. Shapiro, Daniel Shapiro, Randy Shapiro and Lesley Beider Stillman are the Co-Trustees of the trust. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 10 of 25 pages

1		NAME OF REPORTING PERSON NS (Florida) Associates Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,062(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,062(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,062(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14		TYPE OF REPORTING PERSON CO

_______________

(1) Includes 173,062 shares of Class A Common Stock held by the NS (Florida) Associates Inc. Nathan Shapiro is the sole Director and President of NS (Florida) Associates Inc., with sole voting and dispositive power over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 453,750 shares of the outstanding Class B Common Stock, or 3.9% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 11 of 25 pages

1		NAME OF REPORTING PERSON Shapiro Family Investment Partnership – Nathan Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 12 of 25 pages

1		NAME OF REPORTING PERSON Stephen J. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. The Shapiro Family Investment Partnership – Nathan Share is economically beneficially owned by 26 trusts, the economic beneficiaries of which are various members of Nathan Shapiro’s family. Mr. Gray is the sole trustee of each of these trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock owned the Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock (including any Class B Common Stock owned by Mr. Gray, individually), which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person, as trustee of the above-referenced 26 trusts, also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020, and does not include any Class B Common Stock owned by Mr. Gray, individually.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 13 of 25 pages

1		NAME OF REPORTING PERSON Steven A. Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,375(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 22,375(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,916(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%(4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 10 shares of Class A Common Stock held by Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 10 shares of Class A Common Stock held by Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, (iv) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (v) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 347,422 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 14 of 25 pages

1		NAME OF REPORTING PERSON Daniel Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 67(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,608(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes (i) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, (iii) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC; and (iv) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 347,562 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 15 of 25 pages

1		NAME OF REPORTING PERSON Randy Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 16 of 25 pages

1		NAME OF REPORTING PERSON Lesley Beider Stillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 17 of 25 pages

1		NAME OF REPORTING PERSON Emily Rita Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 30 shares of Class A Common Stock held by Emily Rita Shapiro, individually. Emily Rita Shapiro does not own any shares of Class B Common Stock.

(2) The percentage is less than 1% and is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 18 of 25 pages

1		NAME OF REPORTING PERSON New Horizon (Florida) Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,859(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,859(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,859(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14		TYPE OF REPORTING PERSON CO

_________________

(1) Includes 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. The sole Director, President and Secretary of New Horizon (Florida) Enterprises Inc. is Nathan Shapiro, who has sole voting and dispositive over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D/A

CUSIP No. 74368L104	Page 19 of 25 pages

1		NAME OF REPORTING PERSON Illinois Diversified Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,375(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,375(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,375(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1%, based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) is made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the undersigned with respect to the Class A Common Stock, no par value per share, of Protective Insurance Corporation. This Amendment No. 5 amends and supplements that certain Schedule 13D originally filed with the Securities and Exchange Commission on December 30, 1986 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 23, 2020 (“Amendment No. 1”), Amendment No. 2 filed on June 17, 2020 (“Amendment No. 2”), Amendment No. 3 filed August 18, 2020 (“Amendment No. 3”), and Amendment No. 4 filed January 19, 2021 (“Amendment No. 4” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Voting Agreement

On February 14, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Progressive Corporation, an Ohio corporation (“Progressive”), and Carnation Merger Sub Inc., an Indiana corporation and a wholly owned subsidiary of Progressive (“Merger Sub”), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions of the Merger Agreement, merge with and into the Issuer, with the Issuer surviving the merger and becoming a wholly owned subsidiary of Progressive (the “Merger”). Under the terms of the Merger Agreement, each outstanding share of Class A Common Stock and Class B Common Stock (together, the “Issuer Stock”) will be converted into the right to receive the Merger Consideration (as specified and defined in the Merger Agreement). This summary of the Merger Agreement does not purport to be complete.

As a condition and inducement to Progressive entering into the Merger Agreement, the Stockholders (as defined in the Restated Contingent Sale Agreement), Nathan Shapiro and Steven Shapiro (collectively, the “Shareholder Parties”), the Issuer and Progressive entered into a Voting and Support Agreement, dated as of February 14, 2021 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Shareholder Parties agreed, among other things, to cause the 919,564 shares of Class A Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Act) by the Reporting Persons, and any other shares of Class A Common Stock of which they acquire beneficial ownership during the term of the Voting Agreement, (collectively, the “Covered Shares”) to be voted (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) in favor of any action reasonably requested by Progressive or the Issuer’s board of directors in furtherance of the foregoing, including any proposal to adjourn or postpone a meeting of the Issuer’s shareholders to solicit additional proxies in favor of the adoption of the Merger Agreement, (iii) against any action or agreement that would reasonably be expected to (A) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of a Shareholder Party contained in the Voting Agreement, (B) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being satisfied or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement and (iv) against any Takeover Proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or Superior Proposal (each as defined in the Merger Agreement), subject to certain exceptions set forth in the Voting Agreement.

Under the Voting Agreement, the Shareholder Parties also agreed not to, directly or indirectly, sell, transfer, assign, encumber or dispose of any of the Covered Shares, or enter into a contract or understanding with respect to the voting, sale or other transfer of voting rights to the Covered Shares, except as permitted under the Voting Agreement.

Page 20 of 25 pages

From the date of the Voting Agreement until the earlier of the Effective Time (as defined in the Merger Agreement) and the date of the termination of the Merger Agreement, the Shareholder Parties agreed not to, directly or indirectly (i) solicit, initiate or knowingly encourage the making of any proposal that constitutes or is reasonably likely to lead to a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any of the Issuer’s or its subsidiaries’ confidential information with respect to, any Takeover Proposal or (iii) enter into any Takeover Proposal Documentation (as defined in the Merger Agreement) with respect to a Takeover Proposal. Notwithstanding the foregoing, if the Issuer’s board of directors has determined, after consultation with its financial advisor and outside counsel, that an unsolicited bona fide written Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, if the Issuer is participating in discussions and negotiations with, or furnishing information to the person making such Takeover Proposal pursuant to and in compliance with the Merger Agreement, then the Shareholder Parties and their respective Representatives may, at the request and direction of the special committee of the Issuer’s board of directors, also take such actions.

Each Shareholder Party also agreed that it will not, directly or indirectly, (i) take or encourage any third party to take any action, including filing any claim, action, suit or proceeding in a court of applicable jurisdiction seeking a judicial order, to demand or cause an annual meeting of the Issuer’s shareholders to be held or (ii) in the event that the Issuer holds an annual meeting of the Issuer’s shareholders prior to the termination of the Voting Agreement, nominate any director candidate for election at such meeting or solicit proxies in support of any nominee for election at such meeting (notwithstanding any advance notice of any such nominations that may have been provided).

The Voting Agreement will terminate upon the earlier to occur of: (i) the Effective Time; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; and (iii) with respect to any Shareholder Party, the entry without the prior written consent of such Shareholder Party, into any amendment, modification or waiver to the Merger Agreement that results in (x) a decrease in, or a change in the form of, the merger consideration payable to holders of the Issuer Stock or (y) an extension of the outside termination date for the Merger Agreement.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D/A and is incorporated herein by reference.

Expense Reimbursement Agreement

On February 14, 2021, the Shareholder Parties and the Issuer entered into a letter agreement (the “Expense Reimbursement Agreement”) providing, among other things, that the Issuer will reimburse the Shareholder Parties in an aggregate amount equal to the lesser of $750,000 and the Reimbursement Payment (as defined in the Restated Contingent Sale Agreement).

This summary of the Expense Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Expense Reimbursement Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D/A and is incorporated herein by reference.

Restated Contingent Sale Agreement

On February 14, 2021, pursuant to the Restated Contingent Sale Agreement, the Shareholder Parties delivered a Transaction Notice (as defined in the Restated Contingent Sale Agreement) to the Offering Parties, whereupon the Offering Parties’ obligation to make an Offer pursuant to the Restated Contingent Sale Agreement was immediately and irrevocably terminated.

Statement on Form A

In light of the pending transactions contemplated by the Merger Agreement and the terms of the Voting Agreement, the Applicants have withdrawn the Statement on Form A filed with the Department on January 15, 2021.

Page 21 of 25 pages

Except as otherwise disclosed herein and otherwise provided in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The information regarding the Voting Agreement and the Expense Reimbursement Agreement set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit	Description of Exhibit

99.3	Voting Agreement, dated as of February 14, 2021

99.4	Expense Reimbursement Agreement, dated February 14, 2021

[Signatures on Next Page]

Page 22 of 25 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 5 to Schedule 13D is executed this February 16, 2021 by each of the undersigned.

Norton Shapiro 2008 Trust

By:	/s/ Richard Harwood
Name: Richard Horwood
Title: Co-Trustee

By:	/s/ Cheryl Kreiter
Name: Cheryl Kreiter
Title: Co-Trustee

Norton Shapiro Revocable Trust

By:	/s/ Richard Harwood
Name: Richard Horwood
Title: Trustee

Norton Shapiro Family LLC, an Illinois limited liability company

By:	NS Family Trust #1
Its: Manager

By:	/s/ Richard Harwood
Name: Richard Horwood, not individually, but solely as Trustee
Title: Trustee

NSF Investment Partnership, an Illinois general partnership

By:	/s/ Richard Harwood
Name: Richard Horwood, not individually, but solely as Trustee of each of its general partners
Title: Trustee of each of its general partners

Steven A. Shapiro, individually

/s/ Steven A. Shapiro
Steven A. Shapiro

Page 23 of 25 pages

Daniel Shapiro, individually

/s/ Daniel Shapiro
Daniel Shapiro

Nathan Shapiro, individually

/s/ Nathan Shapiro
Nathan Shapiro

Nathan Shapiro Revocable Trust Dated 10/7/87

By:	/s/ Lesley Beider Stillman
Name: Lesley Beider Stillman
Title: not individually, but solely as Co- Trustee

By:	/s/ Randy Shapiro
Name: Randy Shapiro
Title: not individually, but solely as Co- Trustee

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: not individually, but solely as Co- Trustee

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro
Title: not individually, but solely as Co- Trustee

NS (Florida) Associates Inc.

By:	/s/ Nathan Shapiro
Name: Nathan Shapiro
Title: Director and President

Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

Page 24 of 25 pages

Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro

Emily Rita Shapiro, individually

/s/ Emily Rita Shapiro
Emily Rita Shapiro

New Horizon (Florida) Enterprises Inc.

By:	/s/ Nathan Shapiro
Name: Nathan Shapiro
Title: Director and President

Illinois Diversified Company, LLC

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro
Title: Manager

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Manager

Page 25 of 25 pages